Universal Display Corporation
375 Phillips Boulevard
Ewing, NJ 08618

May 23, 2013

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:    Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance

Re:    Universal Display Corporation
Form 10-K for the fiscal year ended December 31, 2012
Filed February 27, 2013
File No. 001-12031
Dear Mr. Vaughn:

Universal Display Corporation (“we,” “us,” “our” or the “Company”) is hereby responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter addressed to Sidney D. Rosenblatt, the Company's Chief Financial Officer, dated April 30, 2013, with respect to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”).

In response to your letter, set forth below are the Staff's comments in bold followed by the Company's responses to the Staff's comments.

Form 10-K for the Year Ended December 31, 2012

Index to Consolidated Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-11

-Revenue Recognition and Deferred Revenue, page F-15

1.
We note from page 37 that SDC is paying you a fixed license fee, payable in semi-annual installments over the agreement term and that you will recognize license fee revenue under this agreement as the installment payments become due and payable since you believe such payment amounts are not considered fixed and determinable for revenue recognition purposes until they become due and payable. Please tell us the U.S. GAAP you considered when determining how to account for license fees from SDC. Explain to us in more detail why you recognize revenue from SDC when the installments become due and payable under your SDC licensing agreement and why you believe the amounts due from SDC are not fixed or determinable until they become due and payable. Please address your consideration of the guidance in SAB Topic 13, including paragraph A(4) thereof, in your response to this comment.

As part of the agreement (the “SDC Agreement”) with Samsung Display Co., Ltd. (SDC), we granted SDC a worldwide, non-exclusive and non-transferable (excepted to a permitted successor in interest) license under our patents, and to use our know-how, to manufacture and sell licensed products, which generally are devices designed for use in flat panel display applications, over a period of approximately six years.

During our consideration on accounting for the license fees received under the SDC Agreement, we considered the guidance provided in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 605-10-S99 (SAB Topic 13, Revenue Recognition). Because the licensing of intellectual property such as ours was not the subject of a specific authoritative pronouncement, we also considered general revenue recognition guidance contained in FASB Concepts Statements and individual topic specific guidance that addresses the accounting for the sale of rights to use specific types of assets, such as that found related to leases and software revenue recognition. We considered this guidance in light of our specific facts and circumstances.

We note that our historic policy for recognizing revenue related to license fees has been to recognize the revenue related to license fees over the license period, similar to a leasing-type model. In adopting this policy we considered the letter dated March 10, 2000, from Lynn E. Turner, then the Chief Accountant of the Commission, to PricewaterhouseCoopers LLP and copying the remainder of the then “Big Five” accounting firms. This letter addresses certain SAB 101 matters. In the letter, Mr. Turner noted that for licenses, the Staff conceptually believes that licenses would be better accounted for using the model of operating leases. We believe this approach remains an acceptable method for accounting for certain license arrangements similar to our historic agreements as well as the SDC Agreement. Therefore our license deliverables are essentially being recognized in a proportional performance manner (i.e., ratably) over the life of the arrangement, subject to any fixed or determinable constraints as noted below. We believe that this straight-line attribution method is consistent with SAB Topic 13, which states “if services are rendered or rights to use assets extend continuously over time (for example, interest or rent), reliable measures based on contractual prices established in advance are commonly available, and revenues may be recognized as earned as time passes.”

In utilizing this model, general considerations include the term of the arrangements (i.e., limited or in perpetuity), whether the right to use is exclusive or nonexclusive, renewal terms, duration of the agreements relative to the life of the rights conveyed, and continuing performance obligations both in the agreement and as part of other agreements.

Specifically with respect to the SDC Agreement, we believe, consistent with our policy, that because the agreement conveys the non-exclusive right to use our intellectual assets for a limited period of time that is less than the life of our intellectual property assets, a proportional performance model such as an operating lease model is appropriate.

In addition, as the license fees are payable in installments over an extended period of time (through 2017) and recording the license fees on a straight-line basis would exceed cash received given the escalating payments over the course of the license period (90% of the fees under the license agreement were due more than 12 months after the effective date of the agreement), we believe it was also necessary to consider the impact the extended payment terms have in the recognition of revenue for license fees. Specifically, we considered paragraph 4(A) of SAB Topic 13, regarding fixed or determinable sales price, and the related footnote 5 of SAB Topic 13, which in reference to the criteria for revenue recognition of a seller's price to the buyer being fixed or determinable, notes:

“Concepts Statement 5, paragraph 83(a); FASB ASC subparagraph 605-15-25-1(a); FASB ASC paragraph 985-605-25-3. The FASB ASC Master Glossary defines a "fixed fee" as a "fee required to be paid at a set amount that is not subject to refund or adjustment. A fixed fee includes amounts designated as minimum royalties." FASB ASC paragraphs 985-605-25-30 through 985-605-25-40 discuss how to apply the fixed or determinable fee criterion in software transactions. The staff believes that the guidance in FASB ASC paragraphs 985-605-25-30 through 985- 605-25-31 and 985-605-25-36 through 985-605-25-40 is appropriate for other sales transactions where authoritative guidance does not otherwise exist. The staff notes that FASB ASC paragraphs 985-605-25-33 through 985-605-25-35 specifically consider software transactions, however, the staff believes that guidance should be considered in other sales transactions in which the risk of technological obsolescence is high.”

Because we are a technology-based company that operates in an industry that is still in the early stage of development and where competing technologies are continuously evolving and the risk of technological obsolescence can be considered high, we believe that we should consider the guidance in FASB ASC paragraphs 985-605-25-33 through 985-605-25-35.
FASB ASC paragraphs 985-605-25-33 through 985-605-25-35, states the following in regards to extended payment terms:
“25-33 A number of arrangements that call for fixed or determinable payments, including minimum royalties or license fees from resellers, specify a payment period that is short in relation to the period during which the customer is expected to use or market the related products. Other arrangements have payment terms that extend over a substantial portion of the period during which the customer is expected to use or market the related products. Because a product's continuing value may be reduced due to the subsequent introduction of enhanced products by the vendor or its competitors, the possibility that the vendor still may provide a refund or concession to a creditworthy customer to liquidate outstanding amounts due under the original terms of the arrangement increases as payment terms become longer.

25-34 For the reason cited in the preceding paragraph, any extended payment terms in a software licensing arrangement may indicate that the fee is not fixed or determinable. Further, if payment of a significant portion of the software licensing fee is not due until after expiration of the license or more than 12 months after delivery, the licensing fee shall be presumed not to be fixed or determinable. However, this presumption may be overcome by evidence that the vendor has a standard business practice of using long-term or installment contracts and a history of successfully collecting under the original payment terms without making concessions. In such a situation, a vendor shall consider such fees fixed or determinable and shall recognize revenue upon delivery of the software, provided all other conditions for revenue recognition in this Subtopic have been satisfied.

25-35 If it cannot be concluded that a fee is fixed or determinable at the outset of an arrangement, revenue shall be recognized as payments from customers become due (assuming all other conditions for revenue recognition in this Subtopic have been satisfied).”

As we did not have a standard business practice of using long-term or installment contracts or a history of successfully collecting under the original payment terms of these types of arrangements, we concluded that we were not able to overcome the presumption that the fees related to the license agreement are not fixed and determinable. As such, we concluded that revenue should be recognized at the lesser of the proportional performance attribution approach discussed earlier (i.e., straight-line) and the amount of due and payable cash due from the customer. We note that at the time we entered into the SDC Agreement, we had executed less than 10 total license agreements with customers since our inception and the SDC Agreement was our first significant commercial license agreement.

Because the cash payment schedule lags a straight-line attribution approach, we are recognizing revenue associated with the license as the fees become due and payable on June 30 and December 31 of each year over the term of the agreement.

Note 13. Commitments and Contingencies, page F-28

-Patent Related Challenges and Oppositions, page F-29

2.
We note your disclosures here regarding your patent related challenges and oppositions. You state that you do not believe that the “confirmation, loss or modification of [your] rights in any individual claim or set of claims that are the subject of the following legal proceedings would have a material impact on [your] material sales or licensing business.” Please revise future filings to disclose your assessment of the expected materiality of all known loss contingencies on your financial statements as a whole, including your consolidated statement of operations. Refer to the guidance in 450-20-50 of the FASB Accounting Standards Codification.

In future filings, we will disclose our assessment of the expected materiality of any known loss contingencies. In considering such assessments and disclosure, we will refer to the guidance in paragraph 450-20-50 of the FASB ASC, as well as any other relevant guidance.

3.
Further to the above, we note your disclosures related to certain of the individual patent matters whereby you are experiencing challenges and oppositions. It is unclear from your disclosure if you have accrued for any of these matters within your financial statements. For instance, we note that the Japanese IP High Court upheld the decision of the JPO for Japan Patent No. 3992929. Please tell us and revise your future filings to explain if you have accrued for any of the matters as of December 31, 2012 and the basis for your conclusions. Refer to the guidance in 450-20 of the FASB Accounting Standards Codification.

We have not accrued for any of the matters referred to in the Staff's comment. In determining that no accrual was appropriate, we considered the guidance in paragraph 450-20 of the FASB ASC. We concluded that it was not probable that any liability had been incurred as of the date of the financial statements included in the Form 10-K, and that there was no impairment, as a result of any of the matters described in Note 13 to the Company's financial statements, of any asset reflected on our balance sheet at December 31, 2012.

In future filings, should we reach a conclusion, after consideration of aforementioned factors and any other applicable guidance, that an accrual is appropriate, we will provide the appropriate disclosures.

Note 14. Concentration of Risk, page F-32

4.
We see your disclosure of long-lived assets (net) by geographic area includes acquired technology. Please tell us why you believe including intangibles in the referenced disclosures is consistent with the guidance at 280-10-55-23 of the FASB Accounting Standards Codification. Revise these disclosures in future filings to comply with the referenced literature or tell us why you believe no revisions to your future disclosures are necessary.

We will revise the referenced disclosures in future filings.

Exhibits 31.1 and 31.2

5.	In future filings, please include the title of each individual beneath their signature on these certifications. Refer to Item 601(b)(31) of Regulation S-K.

In future filings, we will ensure the title of each individual appears beneath his or her signature in Exhibits 31.1 and 31.2.

Furthermore, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Sincerely yours,

Universal Display Corporation

By: /s/Sidney D. Rosenblatt
Sidney D. Rosenblatt
Executive Vice President, Chief
Financial Officer, Treasurer and Secretary

cc:    Ms. Tara Harkins, Staff Accountant, Division of Corporation Finance
Mr. Jay Webb, Reviewing Accountant, Division of Corporation Finance
Mauro Premutico, Esquire
Justin W. Chairman, Esquire